Exhibit 99.1

AIXTRON again within the 10 BEST

confirmed by VLSI Customer Satisfaction Survey

Aachen, 30th June, 2005 – AIXTRON AG (FSE: AIX; ISIN DE0005066203), a leading provider of equipment for compound semiconductor epitaxy has again ranked as one of the 10 BEST in VLSI Research’s independent Customer Satisfaction Survey in the category of ‘Small Suppliers of Wafer Processing Equipment’ as well as in the overall 10 BEST ‘Focused Suppliers of Chip Making Equipment’. This is the 5th consecutive award presented to AIXTRON by VLSI. The 10 BEST results are based on survey responses from equipment users representing 96% of the world’s total semiconductor market. Survey respondents rated AIXTRON an 8.63 on a scale of 1 through 10, with 10 being best. With this rating, AIXTRON again was ranked number two in both of the 10 BEST categories the company competes in and showed improvement from its 8.30 rating in 2004.

AIXTRON received the top scores among all chip making equipment suppliers for four of the seven equipment performance criteria: software, build quality, quality of results and product performance. Survey respondents also rated AIXTRON well in the six customer service related criteria. The data collected in this customer satisfaction survey is highly valued by AIXTRON as it gives a direct and independent feedback of the company’s performance enabling a constant improvement of customer satisfaction.

The VLSI Research Customer Satisfaction Survey is distributed worldwide in six languages and questions customers on thirteen critical criteria in equipment performance and customer service. As the worldwide market and technology leader in MOCVD equipment AIXTRON has continuously improved the performance and quality of its equipment as well as its customer service over the last years.

Dr. Bernd Schulte, Executive Vice President of AIXTRON, comments: “We are honored that our customers have once again acknowledged our continuous improvements in Customer Satisfaction and Product Performance. Fulfilling our Customers’ requirements is a key element in our overall goal of Customer Satisfaction Excellence. We would like to thank every customer who has taken the time to participate in this year’s VLSI Customer Satisfaction Survey. The input of our customers is very important for us to evaluate potential for improvements in service and technology. Customer Support and Customer Satisfaction is a company wide continuous process that AIXTRON is committed to improving.”

About AIXTRON

AIXTRON AG (FSE: AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN: US0096061041) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG

components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signalling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and, as American Depositary Shares (ADS), on NASDAQ, and are included in the TecDAX index, the NASDAQ Composite Index and the MSCI World Small Cap Index. Founded in 1983, the Company is headquartered in Aachen, Germany. Additional information is available on AIXTRON’s website at www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.

For further information please contact:

Investor Relations and Corporate Communications

AIXTRON AG • Kackertstr. 15 – 17 • 52072 Aachen, Germany

Phone: +49 241 8909 444 • Fax: +49 241 8909 445 • invest@aixtron.com

www.aixtron.com

© AIXTRON AG